Exhibit 99.1

Amendment to

SECURITIES PURCHASE AGREEMENT

This AMENDMENT TO SECURITIES PURCHASE AGREEMENT (this “Amendment”), dated as of June [__], 2025, by and among NFT Limited, a Cayman Islands exempted company (the “Company”), and each investor identified on the signature page hereto (each, including its successors and assigns, an “Investor” and collectively the “Investors”).

RECITALS

WHEREAS, the Company and the Investors entered into that certain Securities Purchase Agreement, dated as of May 6, 2025 (the “Securities Purchase Agreement”);

WHEREAS, the Company issued the Notes to the Investors on May 16, 2025;

WHEREAS, the Company and the Investors desire to make certain amendments to the Securities Purchase Agreement and the Notes as set forth in this Amendment and the Amended and Restated Note.

NOW THEREFORE, in consideration of the mutual covenants contained in this Amendment, and for other goods and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto accordingly agree as follows:

1. Definitions. Capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to them in the Securities Purchase Agreement.

2. Amendments.

a. Form of Note. As of the date of this Amendment, the form of the Note attached as Exhibit A to the Securities Purchase Agreement is hereby amended and restated to the form of the Amended and Restated Note attached hereto as Exhibit A (the “Amended and Restated Note”).

b. Company Covenants. Section 4 of the Securities Purchase Agreement is hereby amended and restated as follows:

“Until all of Company’s obligations under all of the Transaction Documents are paid and performed in full, or within the timeframes otherwise specifically set forth below, Company will at all times comply with the following covenants: (i) so long as Investors beneficially owns any of the Securities and for at least twenty (20) Trading Days (as defined in the Note) thereafter, Company will timely file on the applicable deadline all reports required to be filed with the SEC pursuant to Sections 13 or 15(d) of the 1934 Act, and will take all reasonable action under its control to ensure that adequate current public information with respect to Company, as required in accordance with Rule 144 of the 1933 Act, is publicly available, and will not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would permit such termination; (ii) when issued, the Conversion Shares will be duly authorized, validly issued, fully paid for and non-assessable, free and clear of all liens, claims, charges and encumbrances; (iii) the Ordinary Shares shall be listed or quoted for trading on NYSE or Nasdaq; (iv) trading in Company’s Ordinary Shares will not be suspended, halted, chilled, frozen, reach zero bid or otherwise cease trading on Company’s principal trading market; and (v) the Company shall, within forty-five (45) calendar days of the date of this Agreement, file a registration statement on Form F-1 (the “Registration Statement”), which shall include a prospectus providing for the resale by the Investors of all Conversion Shares. The Company shall use its commercially reasonable best efforts to cause such Registration Statement to become effective within one hundred and twenty (120) days following the date of the initial filing of the Registration Statement, and to keep such Registration Statement effective at all times until no Investors own any Notes or Conversion Shares issuable upon conversion thereof.”

3. No Other Amendments. Except for the amendments expressly set forth in this Amendment, the Securities Purchase Agreement shall remain unchanged and in full force and effect.

4. Entire Agreement. The Securities Purchase Agreement (as amended by this Amendment), sets forth the entire agreement of the parties hereto with respect to the subject matter hereof and thereof, and there are no restrictions, promises, representations, warranties, covenants or undertakings with respect to the subject matter hereof or thereof, other than those expressly set forth in the Securities Purchase Agreement (as amended by this Amendment). The Securities Purchase Agreement (as amended by this Amendment) supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein.

5. Governing Law. This Amendment shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the conflict of laws principles thereof.

6. Severability. A determination by a court or other legal authority of competent jurisdiction that any provision of this Amendment is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties hereto shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

7. Counterparts; Facsimile Signatures. This Amendment may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Amendment shall become effective upon delivery to each party hereto an executed counterpart or the earlier delivery to each party hereto an original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

8. Captions. Captions are not a part of this Amendment, but are included for convenience, only.

9. Further Assurances. Each party hereto shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Amendment.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

Company:

NFT Limited

By:
	Name:	Kuangtao Wang
	Title:	Chief Executive Officer

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE FOR INVESTORS FOLLOWS]

[INVESTOR SIGNATURE PAGES TO

AMENDMENT TO SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Investor: _____________________________________

Signature of Authorized Signatory of Investor: _________________________________

Name of Authorized Signatory: ____________________________________

Title of Authorized Signatory: _____________________________________

Email Address of Authorized Signatory: _____________________________________

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